Exhibit 99.3

CONSENT OF EXPERT

March 3, 2020

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Stephen Juras, do hereby consent to:

(1)
the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the written disclosure in the Company’s Material Change Report dated March 3, 2020 regarding the “Technical Report, Kişladağ Gold Mine, Turkey” effective January 17, 2020 (the “Technical Information”), being filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)
the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the Technical Information, and the use of my name into the Company’s Registration Statement on Form F-10 (No. 333-233055), and any amendments thereto, filed with the SEC.

By:	/s/ Stephen Juras
Stephen Juras, Ph. D., P. Geo
Eldorado Gold Corporation
Director, Technical Services